DRINKER BIDDLE & REATH LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103-6996
(215) 988-2700
Fax: (215) 988-2757
www.dbr.com

February 28, 2005

Goldman Sachs Trust
4900 Sears Tower
Chicago, Illinois 60606-6303

Expedition Funds
c/o SEI Investments Company
One Freedom Valley Drive
Oaks, Pennsylvania 19456

Ladies and Gentlemen:

          We have acted as counsel to Goldman Sachs CORE U.S. Equity Fund, Goldman Sachs Growth and Income Fund, Goldman Sachs Core Fixed Income Fund, Goldman Sachs Municipal Income Fund, Goldman Sachs Financial Square Prime Obligations Fund, and Goldman Sachs Financial Square Tax-Free Money Market Fund each a series of Goldman Sachs Trust (the “Goldman Trust”) (each, a “GST Fund” and collectively, the “GST Funds”), in connection with the transfer of all of the assets and liabilities of the Expedition Equity Fund, Expedition Equity Income Fund, Expedition Investment Grade Bond Fund, Expedition Tax-Free Investment Grade Bond Fund, Expedition Money Market Fund, and Expedition Tax-Free Money Market Fund, each a series of the Expedition Funds (“Expedition Trust”) (each, an “Expedition Fund” and collectively, the “Expedition Funds”) to each corresponding GST Fund in exchange for shares of the corresponding GST Fund, followed by the distribution by each Expedition Fund to its shareholders of the GST Fund shares (collectively, the “Reorganization”), pursuant to the Agreement and Plan of Reorganization by and between the Goldman Trust and the Expedition Trust (the “Agreement”). You have asked for our opinion as to certain Federal income tax consequences of the Reorganization. (All capitalized terms used but not otherwise defined in this letter shall have the meanings ascribed to them in the Agreement.)

          For purposes of this opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

     (i) The Reorganization will be completed in the manner set forth in the Agreement and in the Registration Statement on Form N-14 of the Goldman Trust to which this opinion is filed as an exhibit (the “Registration Statement”) including the combined Proxy Statement/Prospectus of the Goldman Trust and the Expedition Trust contained therein (the “Proxy-Prospectus”).

     (ii) The representations contained in the letters of representation from the Goldman Trust and the Expedition Trust to us dated as of this date are true and complete.

     (iii) Each GST Fund will qualify as a “regulated investment company” under section 851 of the Internal Revenue Code of 1986, as amended (the “Code”) for the current taxable year.

     On the basis of the foregoing, it is our opinion that:

(1)	the Reorganization will constitute six “reorganizations” within the meaning of section 368(a) of the Code, and each GST Fund and Expedition Fund will be a “party to a reorganization” within the meaning of section 368(b) of the Code;

(2)	each Expedition Fund will recognize no gain or loss (a) upon the transfer of its assets to the corresponding GST Fund in exchange for GST Fund shares and the assumption of the liabilities of such Expedition Fund, or (b) upon the distribution of those shares to the shareholders of such Expedition Fund;

(3)	each GST Fund will recognize no gain or loss upon the receipt of the assets of the corresponding Expedition Fund in exchange for shares of such GST Fund and the assumption of the liabilities of such Expedition Fund;

(4)	the tax basis in the hands of each GST Fund of each asset of the corresponding Expedition Fund transferred to such GST Fund in the Reorganization will be the same as the basis of that asset in the hands of such Expedition Fund immediately before the transfer;

(5)	the holding period in the hands of each GST Fund of each asset of the corresponding Expedition Fund transferred to such GST Fund in the Reorganization will include the period during which that asset was held by the corresponding Expedition Fund;

(6)	the shareholders of each Expedition Fund will recognize no gain or loss upon their receipt of shares of the corresponding GST Fund;

(7)	the aggregate tax basis of the GST Fund shares received by each shareholder of the corresponding Expedition Fund will equal the aggregate tax basis of the Expedition Fund shares surrendered by that shareholder in the Reorganization;

(8)	the holding periods of the GST Fund shares received by each Expedition Fund shareholder will include the holding periods of the Expedition Fund shares surrendered by that shareholder in the Reorganization, provided that the Expedition Fund shares are held by that shareholder as capital assets on this date; and

(9)	each GST Fund will succeed to and take into account the tax attributes of the corresponding Expedition Fund described in section 381(c) of the Code, subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

          This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues. We express no opinion relating to any Federal income tax matter except on the basis of the facts described above, and any changes in such facts could require a reconsideration and modification of such opinion. We also express no opinion regarding tax consequences under foreign, state or local laws. In issuing our opinion, we have relied solely upon existing provisions of the Code, existing and proposed regulations thereunder, and current administrative positions and judicial decisions. Such laws, regulations, administrative positions and judicial decisions are subject to change at any time. Any such changes could affect the validity of the opinion set forth above. Also, future changes in Federal income tax laws and the interpretation thereof can have retroactive effect.

          We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “INFORMATION ABOUT THE REORGANIZATION – Federal Income Tax Consequences” in the Proxy-Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ DRINKER BIDDLE & REATH LLP